Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2009	2008	2007	2006	2005
Income (loss) from operations before income taxes	$(287)	$377	$535	$308	$135

Add (deduct):
Fixed charges	441	447	515	536	534
Capitalized interest	(5)	(10)	(10)	(5)	(5)
Amortization of capitalized interest	6	6	6	6	6
Net (earnings)/losses related to certain 50% or less owned affiliates	32	10	(11)	6	1
Distributions from equity investments	1	3	4	3	2
Dividends on preferred stock	(9)	(9)	(9)	(14)	(27)
Issuance costs of redeemed preferred stock	—	—	—	(6)	(4)

Adjusted earnings	$179	$824	$1,030	$834	$642

Fixed charges:

Interest on indebtedness and amortization of deferred financing costs	$379	$375	$444	$460	$452
Capitalized interest	5	10	10	5	5
Dividends on preferred stock	9	9	9	14	27
Issuance costs of redeemed preferred stock	—	—	—	6	4
Portion of rents representative of the interest factor	48	53	52	51	46

Total fixed charges and preferred stock dividends	$441	$447	$515	$536	$534

Ratio of earnings to fixed charges and preferred stock dividends		1.8	2.0	1.6	1.2

Deficiency of earnings to fixed charges and preferred stock dividends	$(262)	$—	$—	$—	$—